Exhibit 8.1

List of Significant Subsidiaries, VIE and Subsidiaries of VIE of the Registrant

Entity Subsidiaries	Place of incorporation

Kingsoft Cloud Corporation Limited	Hong Kong

Kingsoft Cloud (Tianjin) Technology Development Co., Ltd.	PRC

Wuhan Kingsoft Cloud Information Technology Co., Ltd.	PRC

Beijing Kingsoft Cloud Technology Co., Ltd.	PRC

Beijing Yunxiang Zhisheng Technology Co., Ltd.	PRC

Camelot Technology Co., Ltd.	PRC

VIEs	Place of incorporation

Zhuhai Kingsoft Cloud Technology Co., Ltd.	PRC

Kingsoft Cloud (Beijing) Information Technology Co., Ltd.	PRC

Subsidiaries of VIEs	Place of incorporation

Beijing Kingsoft Cloud Network Technology Co., Ltd.	PRC

Beijing Jinxun Ruibo Network Technology Co., Ltd.	PRC

Nanjing Qianyi Shixun Information Technology Co., Ltd.	PRC